77D.    Policies With Respect to Security Investments


On March 16,  2000,  the Board of Trustees  approved a change to the  investment
objectives   of  the  Utility  Fund  and  the  Equity  Fund  in  order  to  more appropriately convey each Fund's investment approach.

The Utility Fund's previous objective was to seek current income and capital appreciation by investing primarily in the securities of public utilities. The Fund's new objective is to seek growth of capital and current income by investing primarily in securities of public utilities.

The Equity Fund's previous objective was to seek long-term growth of capital, current income and growth of income by investing primarily in dividend-paying common stocks. The Fund's new objective is to seek long-term growth of capital by investing primarily in growth-oriented common stocks.

77K.  Changes in Registrant's Certifying Accountant

On February 15, 2000, the Board of Trustees voted to change the Registrant's independent public accountants for the fiscal year ending March 31, 2000 from Arthur Andersen LLP to Ernst & Young LLP. On April 19, 2000, the Registrant's shareholders voted to terminate Arthur Andersen LLP and to select Ernst & Young LLP. During the Registrant's two most recent fiscal years prior to engaging Ernst & Young, the Registrant did not consult Ernst & Young on any accounting matter. Moreover, during the Registrant's two most recent fiscal years, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.